Diguang International Development Co., Ltd.
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518026

July 16, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Gary Todd

Re:	Diguang International Development Co., Ltd. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 15, 2009
File No. 001-33112

Dear Mr. Todd,

We refer to our letter dated July 14, 2009 filed with the Securities and Exchange Commission, the “Commission”, on July 14, 2009 and the subsequent telephone message from Ms. Kristin Lochhead on July 15, 2009 commenting on response number 1 in our letter dated July 14, 2009.

For your convenience, we have repeated comment from the Staff’s July 2, 2009 letter immediately prior to our response below.

Response letter dated June 25, 2009

1.	As requested in our letter dated June 4, 2009, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company notes the Staff’s comment and respectfully acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact our Mr. Yi Song, Chief Executive Officer or Mr. Keith Hor, Chief Financial Officer at (86) 755-2655-3580.

Sincerely,
/s/ Yi Song
Yi Song

For and on behalf of
Diguang International Development Co., Ltd.

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